THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular, you should consult your licensed securities dealer, other licensed corporation, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in First Pacific Company Limited, you should at once hand this circular to the purchaser or transferee or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED

(Incorporated with limited liability under the laws of Bermuda)

Website: http://www.firstpacco.com

(Stock Code: 00142)

DISCLOSEABLE TRANSACTION

ACQUISITION OF A MAJORITY INTEREST IN PT INDOLAKTO THROUGH THE ACQUISITION OF DRAYTON PTE. LTD BY PT INDOFOOD SUKSES MAKMUR TBK

10/29

15 October 2008

CONTENTS

In this circular, the following terms and expressions shall have the following meanings, unless otherwise defined or the context otherwise requires:

"Agreement"	the conditional sale and purchase agreement entered into between Indofood and Pastilla on 22 September 2008;
"Company" or "First Pacific"	First Pacific Company Limited, a company incorporated in Bermuda with limited liability, whose shares are listed on the Stock Exchange;
"Directors"	the directors of the Company;
"Drayton"	Drayton Pte. Ltd. is a company duly established in Singapore in June 2008 and its principal business is investment holding;
"Group"	the Company and/or its subsidiaries from time to time;
"HK$"	the lawful currency of Hong Kong;
"Hong Kong"	The Hong Kong Special Administrative Region of the People's Republic of China;
"Indofood"	PT Indofood Sukses Makmur Tbk, a company incorporated in Indonesia, whose shares are listed on the Indonesia Stock Exchange, and a 50.1% owned subsidiary of the Company;
"Indolakto"	PT Indolakto, a company established in Indonesia in 1992, whose shares are listed on the Indonesia Stock Exchange, and has been one of the leading producers of processed milk and milk related products in Indonesia, producing a range of milk products (sweetened condensed milk, powder milk, liquid milk), butter and ice cream. Indolakto's brands include, amongst others, Indomilk, Cap Enaak, Tiga Sapi, Orchid Butter and Indoeskrim;
"Latest Practicable Date"	13 October 2008, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein;
"Listing Rules"	The Rules Governing the Listing of Securities on the Stock Exchange;
"Model Code"	The Model Code for Securities Transactions by Directors of Listed Issuers;
"Pastilla"	Pastilla Investment Limited is an investment holding company domiciled in the British Virgin Islands;

"Proposed Acquisition"	the proposed acquisition of a majority interest in Indolakto through the acquisition of Drayton by Indofood;
"Rp"	Rupiah, the lawful currency of Indonesia;
"SFO"	The Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong);
"Stock Exchange"	The Stock Exchange of Hong Kong Limited; and
"US$"	the lawful currency of the United States.

Unless stated otherwise, translations of quoted currency values are made on an approximate basis and at the rate of US$1.00 = HK$7.8 = 9,320 Indonesian Rupiah. Percentages and figures expressed in billions and millions have been rounded.

FIRST
PACIFIC

FIRST PACIFIC COMPANY LIMITED

(Incorporated with limited liability under the laws of Bermuda)

Website: http://www.firstpacco.com

(Stock Code: 00142)

Chairman:
Anthoni Salim

Executive Directors:
Manuel V. Pangilinan *(Managing Director and CEO)*
Edward A. Tortorici
Robert C. Nicholson

Non-Executive Directors:
Ambassador Albert F. del Rosario
Sutanto Djuhar
Tedy Djuhar
Ibrahim Risjad
Benny S. Santoso
Napoleon L. Nazareno

Independent Non-Executive Directors:
Graham L. Pickles
Prof. Edward K.Y. Chen, GBS, CBE, JP
Sir David W.C. Tang, KBE

Hong Kong Principal Office:
24th Floor
Two Exchange Square
8 Connaught Place
Central
Hong Kong

Registered Office:
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

15 October 2008

To the shareholders of the Company for information only

Dear Sir or Madam,

DISCLOSEABLE TRANSACTION

ACQUISITION OF A MAJORITY INTEREST IN PT INDOLAKTO THROUGH THE ACQUISITION OF DRAYTON PTE. LTD BY PT INDOFOOD SUKSES MAKMUR TBK

INTRODUCTION

Reference is made to the Company's announcement dated 24 September 2008 and to the overseas regulatory announcements of the Company dated 25 August 2008 and 23 September 2008 in respect of a discloseable transaction relating to the Proposed Acquisition. The purpose of this circular is to provide you with further information in relation to the Proposed Acquisition.

The Company announced on 24 September 2008 that its 50.1% owned subsidiary, Indofood has signed a conditional sale and purchase agreement on 22 September 2008 with Pastilla, to acquire its 100% ownership of Drayton, including its shareholder's loan of US$100.5 million (approximately HK$783.9 million) to Drayton. Drayton, in turn owns approximately 68.57% effective interest in Indolakto.

CONSIDERATION FOR THE PROPOSED ACQUISITION

The consideration for the Proposed Acquisition was arrived at after negotiations on an arm's length basis and on a willing buyer and willing seller basis taking into account, inter alia, the comparable multiples, the net asset value and the business prospects of Indolakto and amounts to US$350 million (approximately HK$2,730 million) and is payable on the following terms:

(a) 15% of the consideration (being US$52.5 million (approximately HK$409.5 million)), payable upon signing of the Agreement; and

(b) the balance (being US$297.5 million (approximately HK$2,320.5 million)), payable in full at the completion date, i.e. 7 business days after all conditions precedent of the Proposed Acquisition have been fulfilled.

The Proposed Acquisition will be financed by internal cash and bank borrowings of Indofood.

COMPLETION AND CONDITIONS PRECEDENT OF THE PROPOSED ACQUISITION

Completion of the Proposed Acquisition is expected to take place in December 2008 and is subject to a number of conditions precedent, including:

(a) the approval from a general meeting of shareholders of Indofood on the Proposed Acquisition having been obtained; and

(b) the necessary approvals (if any) from the relevant authorities in Indonesia and Singapore in relation to the implementation of the Proposed Acquisition having been obtained.

FINANCIAL EFFECTS OF THE PROPOSED ACQUISITION

After completion of the Proposed Acquisition, the total assets and liabilities of the Group will be increased upon the consolidation of the interest in Indolakto by Indofood and the extent of increment will be subject to an assessment of the fair value of Indolakto's identifiable assets acquired, liabilities and contingent liabilities assumed. In addition, in view of the track record, earnings ability and customer base of Indolakto, the Proposed Acquisition is expected to have a positive impact on the earnings of the Group in the future.

REASONS FOR THE TRANSACTIONS

The commercial rationale for the Proposed Acquisition are summarised as follows:

(a) investment in the Indonesian dairy industry is an attractive proposition as per capita consumption of milk in Indonesia is still low as compared to neighbouring countries. Domestic milk consumption has been increasing steadily in the last five years with growing awareness of the health benefit of milk;

(b) the Proposed Acquisition will allow the Group to expand its business and diversify its food business into the dairy industry;

(c) Indolakto is considered as one of the significant players in the dairy industry, offering a range of products under leading brands, widely known by the consumer. The Proposed Acquisition will provide the Group with an immediate entry with considerable market share in Indonesia, into the dairy industry;

(d) the Proposed Acquisition will strengthen the Group's Consumer Branded product group's position by expanding its products portfolio with products which have established brand names and considerable market shares in Indonesia; and

(e) a distribution subsidiary of Indofood has been distributing Indolakto's milk products in most of the areas in Indonesia. The Group has a good understanding of the products and its marketing aspects; hence it will be in a good position to further grow the business of Indolakto, which subsequently will enhance the shareholders value of the Group.

Based on the financial and other information currently available and taking into account the commercial rationale set out above, the Directors are of the view that the Proposed Acquisition is in the interests of the shareholders of the Company. Accordingly, Indofood has entered into the Agreement, completion of which is subject to the conditions precedent referred to therein which include the approval of shareholders of Indofood at a general meeting to be convened as soon as practicable.

As contemplated by the Company's announcement dated 24 September 2008, the Company has appointed CLSA Equity Capital Markets Limited as its financial adviser to review the terms of the Proposed Acquisition to confirm the Directors' view that the Proposed Acquisition is in the interests of the shareholders of the Company and to determine whether such terms are fair and reasonable. A further announcement setting out the Directors' views following conclusion of the review will be published on or before 22 October 2008.

LISTING RULES IMPLICATIONS

The Proposed Acquisition constitutes a discloseable transaction for the Company under the Listing Rules.

GENERAL

The Company is a Hong Kong-based investment and management company with operations located in Asia. Its principal business interests relate to Telecommunications, Consumer Food Products, Infrastructure and Natural Resources.

Indofood is a "Total Food Solutions" company engaged in food manufacturing, processing, marketing and distribution. It is based in Jakarta and is listed on the Indonesia Stock Exchange. Through its four complementary strategic business groups, Indofood offers and distributes a wide range of food products throughout Indonesia: Consumer Branded Products (instant noodles, food seasonings, snack foods and baby cereal), Bogasari (flour and pasta), Agribusiness (oil palm, rubber, tea and cocoa plantations, cooking oils, margarine and shortening) and Distribution. Indofood is one of the world's largest instant noodle manufacturers by volume, plantation companies by hectarage and the largest flour miller in Indonesia. Indofood's flourmill in Jakarta is one of the largest in the world in terms of production capacity in one location. It also has an extensive distribution network in Indonesia.

The net asset value of Indolakto as at 31 December, 2007 is Rp.188.6 billion (approximately US$20.0 million and approximately HK$156.2 million) and the net profits of Indolakto before and after taxation and extraordinary items are Rp.233.5 billion (approximately US$25.5 million and approximately HK$198.8 million) and Rp.160.1 billion (approximately US$17.5 million and approximately HK$136.3 million), respectively, for the financial year ended 31 December, 2007 and net profits of Indolakto before and after taxation and extraordinary items are Rp.98.1 billion (approximately US$10.7 million and approximately HK$83.6 million) and Rp.69.1 billion (approximately US$7.6 million and approximately HK$58.9 million), respectively, for the financial year ended 31 December, 2006.

To the best of the Directors' knowledge, information and belief and having made all reasonable enquiry, Pastilla and its respective ultimate beneficial owners are third parties independent of the Company and its connected persons.

Your attention is drawn to the information set out in the Appendix to this circular.

Yours faithfully,
By Order of the Board
First Pacific Company Limited
Manuel V. Pangilinan
Managing Director and CEO

1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

2. DISCLOSURE OF INTERESTS

(i) Interests of Directors in the Company and its associated corporations

As at the Latest Practicable Date, the interests and short positions of the Directors and chief executive of the Company in the shares of the Company, underlying shares and debentures of the Company or any associated corporation (within the meaning of Part XV of the SFO) which: (a) were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they are taken or deemed to have under such provisions of the SFO); or (b) were required, pursuant to Section 352 of the SFO, to be entered in the register referred to therein; or (c) were required, pursuant to the Model Code, to be notified to the Company and the Stock Exchange were as follows:

(a) Long positions in shares in the Company

Name	Ordinary shares	Approximate percentage of issued share capital (%)	Ordinary share options
Anthoni Salim	1,418,525,963(C)(i)	44.02	–
Manuel V. Pangilinan	6,252,759(P)	0.19	62,000,000
Edward A. Tortorici	35,372,131(P)	1.10	21,760,000
Robert C. Nicholson	–	–	29,500,000
Ambassador Albert F. del Rosario	600,000(P)	0.02	6,000,000
Benny S. Santoso	–	–	6,000,000
Graham L. Pickles	–	–	3,160,000
Prof. Edward K.Y. Chen, *GBS, CBE, JP*	–	–	4,500,000
Sir David W.C. Tang, *KBE*	–	–	3,160,000

(C) = Corporate interest, (P) = Personal interest

(i) *Anthoni Salim owns 100 per cent of First Pacific Investments (BVI) Limited which, in turn, is interested in 628,296,599 shares in the Company. Of this, 33.334 per cent is held by Anthoni Salim directly, and 66.666 per cent by Salerni International Limited (a company which Anthoni Salim directly holds 100 per cent of the issued share capital). Anthoni Salim also owns 56.8 per cent of First Pacific Investments Limited which, in turn, is interested in 790,229,364 shares in the Company. Of this, 10 per cent is held by Anthoni Salim directly, and 46.8 per cent by Salerni International Limited. The remaining 43.2 per cent interest in First Pacific Investments Limited is owned as to 30 per cent by Sutanto Djuhar, 10 per cent by Tedy Djuhar and 3.2 per cent by a company controlled by Ibrahim Risjad, all of whom are Non-executive Directors of the Company.*

(b) *Long positions in shares in associated corporations*

- Manuel V. Pangilinan owned 1,248,404 common shares(P) in Metro Pacific Investments Corporation (MPIC), 204,933 common shares(P) in Philippine Long Distance Telephone Company (PLDT) and 360 preferred shares(P) in PLDT as beneficial owner and a further 15,417 common shares in PLDT as nominee.

- Edward A. Tortorici owned 69,596 common shares(C) and 660,000 common shares(P) in MPIC and 104,874 common shares(P) in PLDT.

- Sutanto Djuhar owned 15,520,335 ordinary shares(C) Indofood.

- Tedy Djuhar owned 15,520,335 ordinary shares(C) in Indofood.

- Ibrahim Risjad owned 6,406,180 ordinary shares(C) in Indofood.

- Anthoni Salim owned 632,370 ordinary shares(C) in Indofood and a direct interest of 2,007,788 shares in Indofood Agri Resources Ltd. (IndoAgri) through his controlled corporations other than First Pacific and an indirect interest of 998,200,000 IndoAgri shares through First Pacific group companies.

- Ambassador Albert F. del Rosario owned 130,005 common shares(P) and 1,560 preferred shares(P) in PLDT, 32,231,970 preferred shares in Prime Media Holdings, Inc. (PMH) as nominee, 4 common shares(P) in PMH as beneficial owner, 4,922 common shares(P) in Costa de Madera Corporation, 15,000 common shares(P) in Metro Pacific Land Holdings Inc., and 80,000 common shares(P) in Metro Strategic Infrastructure Holdings, Inc.

- Napoleon L. Nazareno owned 6,648 common shares(P) in MPIC, 13,927 common shares(P) in PLDT and 495 preferred shares(P) in PLDT.

(P) = Personal interest, (C) = Corporate interest

At the Latest Practicable Date, other than as disclosed, none of the Directors and chief executive of the Company were interested, or were deemed to be interested in the long and short positions in the shares, underlying shares and debentures of the Company or any associated corporation (within the meaning of the SFO) which (a) were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO; or (b) were required, pursuant to Section 352 of the SFO, to be entered in the register referred to therein; or (c) were required, pursuant to the Model Code, to be notified to the Company and The Stock Exchange.

(ii) Interests of Substantial Shareholders in the Company

The register of interests in shares and short positions of substantial shareholders maintained under Section 336 of the SFO shows that at the Latest Practicable Date, the Company had been notified that the following persons were interested in five per cent or more of the Company's issued share capital:

(a) Salerni International Limited (Salerni), which was incorporated in the British Virgin Islands, was interested in 1,418,525,963 shares of the Company (long position) at the Latest Practicable Date, representing approximately 44.02 per cent of the Company's issued share capital, by way of its 46.80 per cent interest in First Pacific Investments Limited (FPIL-Liberia) and its 66.666 per cent interest in First Pacific Investments (BVI) Limited (FPIL-BVI).

(b) FPIL-Liberia, which was incorporated in the Republic of Liberia, beneficially owned 790,229,364 ordinary shares at the Latest Practicable Date, representing approximately 24.52 per cent of the Company's issued share capital at that date. FPIL-Liberia is owned by the Chairman (Anthoni Salim) and three Non-executive Directors (Sutanto Djuhar, Tedy Djuhar and Ibrahim Risjad), in the proportion specified in note (i) of the table on page 8. Anthoni Salim is taken to be interested in the shares owned by FPIL-Liberia.

(c) FPIL-BVI, which was incorporated in the British Virgin Islands, beneficially owned 628,296,599 ordinary shares at the Latest Practicable Date, representing approximately 19.50 per cent of the Company's issued share capital at that date. Anthoni Salim, the Chairman of the Company, beneficially owns the entire issued share capital of FPIL-BVI and, accordingly, is taken to be interested in the shares owned by FPIL-BVI.

(d) Marathon Asset Management Limited (Marathon), a U.K. incorporated company, notified the Company that it held 208,871,173 ordinary shares of the Company in August 2008, representing approximately 6.48 per cent of the Company's issued share capital at that time. At the Latest Practicable Date, the Company has not received any other notification from Marathon of any change to such holding.

Other than as disclosed, the Directors and chief executive of the Company are not aware of any person at the Latest Practicable Date who had an interest or short position in the shares or underlying shares and debentures of the Company which would be required to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or who was interested, directly or indirectly, in five per cent or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at the general meetings of the Company.

3. SERVICE CONTRACTS

No Director has an unexpired contract with the Company which is not determinable by the Company within one year without payment of compensation, other than statutory compensation.

4. LITIGATION

As at the Latest Practicable Date, neither the Company nor any of its subsidiaries is engaged in any litigation or arbitration of material importance and no litigation or claim of material importance is known to the Directors to be pending or threatened by or against any member of the Group.

5. COMPETING INTERESTS

As at the Latest Practicable Date, so far as the Directors are aware, none of the Directors or their respective associates have a controlling interest in a business which competes either directly or indirectly with the business of the Company.

As at the Latest Practicable Date, no Director has any interest, direct or indirect, in any assets which have been, since the date to which the latest published audited accounts of the Company were made up, acquired or disposed of by or leased to any member of the Group.

6. MISCELLANEOUS

(i) The Company Secretary of the Company is Ms. Nancy L.M. Li, MSc (Corporate Governance and Directorship), BA, FCS(PE), FCIS.

(ii) The qualified accountant of the Company is Mr. Richard L. Beacher, BA(Hons) in Economics and Accounting, FCCA, CPA.

(iii) The registered office of the Company is at Canon's Court, 22 Victoria Street, Hamilton HM12, Bermuda. The principal office of the Company is at 24th Floor, Two Exchange Square, 8 Connaught Place, Central, Hong Kong.

(iv) The principal share registrar and transfer office is Butterfield Fund Services (Bermuda) Limited, Rosebank Centre, 11 Bermudiana Road, Pembroke, HM08, Bermuda.

(v) The share registrar and transfer office (Hong Kong Branch) is Computershare Hong Kong Investor Services Limited at 18th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong.

(vi) The English text of this circular shall prevail over the Chinese text in case of any inconsistency.

除上文所披露者外，就本公司董事及行政總監所知，於最後可行日期，概無其他人士擁有須根據證券及期貨條例第XV部第2及3分部須向本公司披露擁有本公司股份、相關股份及債券之權益或淡倉，或直接或間接擁有可於任何情況下在本公司股東大會中投票之任何類別股本面值5%或以上之權益。

3. 服務合約

概無任何董事與本公司訂立本公司若不作賠償(法定賠償除外)則不可於一年內終止之未屆滿服務合約。

4. 訴訟

於最後可行日期，本公司及其任何附屬公司概無牽涉任何重大訴訟或仲裁，以及就董事所知，本集團任何成員公司亦無任何尚未完結或將面對的重大訴訟或索償。

5. 競爭權益

於最後可行日期，就董事所知，董事或彼等各自之聯繫人概無於與本公司業務直接或間接構成競爭之業務中擁有控股權益。

於最後可行日期，各董事概無於本集團任何成員公司自本公司最近期刊發之經審核賬目日期以來所收購、出售或租賃之任何資產中直接或間接擁有任何權益。

6. 其他資料

(i) 本公司之公司秘書為李麗雯女士(公司管治及董事學碩士、文學學士、FCS(PE)、FCIS)。

(ii) 本公司之合資格會計師為利翊綽先生(經濟及會計(榮譽)學士、FCCA、CPA)。

(iii) 本公司之註冊辦事處位於Canon's Court, 22 Victoria Street, Hamilton HM12, Bermuda，而本公司之總辦事處則位於香港中環康樂廣場八號交易廣場第二座二十四樓。

(iv) 主要股份登記及過戶處為Butterfield Fund Services (Bermuda) Limited，位於Rosebank Centre, 11 Bermudiana Road, Pembroke, HM08, Bermuda。

(v) 股份登記及過戶處(香港分處)為香港中央證券登記有限公司，位於香港灣仔皇后大道東一百八十三號合和中心十八樓。

(vi) 若本通函之中文版內容與英文版出現歧義，概以英文版為準。

於最後可行日期，除上文所披露者外，概無本公司董事及行政總監於本公司或其任何相聯法團(定義見證券及期貨條例)之股份、相關股份及債券中，擁有或視作擁有(a)須遵照證券及期貨條例第XV部第7及8分部知會本公司及聯交所；或(b)須遵照證券及期貨條例第352條被列入該條所述之登記冊內；或(c)須按標準守則知會本公司及聯交所之好倉及淡倉權益。

(ii) 主要股東擁有本公司之權益

根據證券及期貨條例第336條存置之主要股東股份權益及淡倉名冊顯示，於最後可行日期，本公司已知悉下列人士擁有本公司已發行股本5%或以上權益：

(a) Salerni International Limited (Salerni)，在英屬維爾京群島註冊成立。於最後可行日期，Salerni透過其於First Pacific Investments Limited (FPIL-Liberia)之46.80%權益及於First Pacific Investments (BVI) Limited (FPIL-BVI)之66.666%權益，擁有本公司1,418,525,963股股份(好倉)，佔本公司已發行股本約44.02%。

(b) FPIL-Liberia，在利比里亞共和國註冊成立。於最後可行日期，FPIL-Liberia實益擁有本公司790,229,364股普通股，佔本公司當日已發行股本約24.52%。FPIL-Liberia由主席(林逢生)以及三位非執行董事(林文鏡、林宏修及Ibrahim Risjad)擁有，各人所佔權益比例已列示於第8頁列表附註(i)。林逢生被視為擁有FPIL-Liberia所持股份之權益。

(c) FPIL-BVI，在英屬維爾京群島註冊成立。於最後可行日期，FPIL-BVI實益擁有628,296,599股普通股，佔本公司當日已發行股本約19.50%。本公司主席林逢生實益擁有FPIL-BVI全部已發行股本，因此被視為擁有FPIL-BVI所持股份的權益。

(d) Marathon Asset Management Limited (Marathon)，於英國註冊成立。於二零零八年八月，Marathon通知本公司其持有本公司208,871,173股普通股，佔本公司當日已發行股本約6.48%。於最後可行日期，本公司並無接獲有關Marathon所持股權變動之其他通知。

(i) *林逢生擁有First Pacific Investments (BVI) Limited 100%權益，而該公司則擁有本公司628,296,599股股份權益。於該等本公司股份中，林逢生直接持有33.334%權益，而66.666%權益則由林逢生直接持有全部已發行股本之公司Salerni International Limited持有。林逢生亦擁有First Pacific Investments Limited的56.8%權益，而該公司則擁有本公司790,229,364股股份權益。於該等本公司股份中，10%由林逢生直接持有，而46.8%則由Salerni International Limited持有。First Pacific Investments Limited餘下之43.2%權益由本公司非執行董事林文鏡、林宏修及Ibrahim Risjad控制之公司分別持有30%、10%及3.2%權益。*

(b) *於相聯法團股份之好倉*

- 彭澤仁以實益擁有人身份擁有1,248,404股Metro Pacific Investments Corporation（MPIC）普通股(P)，204,933股Philippine Long Distance Telephone Company (PLDT)普通股(P)及360股PLDT優先股(P)，並以代理人身份持有15,417股PLDT普通股。

- 唐勵治擁有69,596股MPIC普通股(C)及660,000股MPIC普通股(P)，以及104,874股PLDT普通股(P)。

- 林文鏡擁有15,520,335股Indofood普通股(C)。

- 林宏修擁有15,520,335股Indofood普通股(C)。

- Ibrahim Risjad擁有6,406,180股Indofood普通股(C)。

- 林逢生擁有632,370股Indofood普通股(C)，並透過其控制公司（第一太平除外）直接擁有2,007,788股Indofood Agri Resources Ltd. (IndoAgri)之股份權益，以及透過第一太平集團公司間接擁有998,200,000股IndoAgri股份之權益。

- Albert F. del Rosario大使擁有130,005股PLDT普通股(P)及1,560股PLDT優先股(P)，以代理人身份持有32,231,970股Prime Media Holdings, Inc. (PMH)優先股，以實益擁有人身份擁有4股PMH普通股(P)，以及擁有4,922股Costa de Madera Corporation普通股(P)、15,000股Metro Pacific Land Holdings Inc.普通股(P)，以及80,000股Metro Strategic Infrastructure Holdings, Inc.普通股(P)。

- Napoleon L. Nazareno擁有6,648股MPIC普通股(P)、13,927股PLDT普通股(P)及495股PLDT優先股(P)。

(P)=個人權益，(C)=法團權益

1. 責任聲明

本通函所載資料乃遵照上市規則規定而刊載，以提供有關本公司之資料。各董事願就本通函所載資料之準確性共同及個別承擔全部責任。彼等經作出一切合理查詢後確認，就彼等所深知及確信，概無遺漏任何其他事實導致本通函所載任何內容有所誤導。

2. 權益披露

(i) 董事擁有本公司及其相聯法團之權益

於最後可行日期，本公司董事及行政總監於本公司之股份及於本公司或其任何相聯法團(定義見證券及期貨條例第XV部)之相關股份及債券中擁有：(a)須根據證券及期貨條例第XV部第7及8分部知會本公司及聯交所(包括根據證券及期貨條例有關條文彼等被視作或當作擁有之權益及淡倉)；或(b)須遵照證券及期貨條例第352條被列入該條所指登記冊內；或(c)須根據標準守則知會本公司及聯交所之權益及淡倉如下：

(a) 於本公司股份之好倉

姓名	普通股	佔已發行股本的概約百分比(%)	普通股購股權
林逢生	1,418,525,963 (C)(i)	44.02	–
彭澤仁	6,252,759 (P)	0.19	62,000,000
唐勵治	35,372,131 (P)	1.10	21,760,000
黎高臣	–	–	29,500,000
Albert F. del Rosario大使	600,000 (P)	0.02	6,000,000
謝宗宣	–	–	6,000,000
Graham L. Pickles	–	–	3,160,000
陳坤耀教授，*金紫荊星章，CBE，太平紳士*	–	–	4,500,000
鄧永鏘爵士，*KBE*	–	–	3,160,000

(C)=法團權益，(P)=個人權益

一般資料

本公司為一家建基於香港，業務位於亞洲的投資及管理公司，其業務以經營電訊、消費性食品、基建及天然資源為主。

Indofood為一家從事食品生產、加工、推廣及分銷的「全面食品方案」公司，以雅加達為基地，並於印尼證券交易所上市。Indofood透過四項互補策略性業務集團於印尼提供及分銷眾多類別的食品：品牌消費品（即食麵、食品調味料、零食及嬰兒穀類食物）、Bogasari（麵粉及意大利麵食）、農業業務（油棕櫚樹、橡膠樹、茶葉及可可豆種植園、食油、植物牛油及起酥油）及分銷。以產量計算，Indofood被視為全球最大即食麵製造商之一，而以面積計算則為全球最大種植園公司之一，其亦為印尼最大之磨粉商。以單一地點產能計算，Indofood於雅加達之磨粉廠為全球最大磨粉廠之一。Indofood於印尼擁有龐大分銷網絡。

Indolakto於二零零七年十二月三十一日之資產淨值為1,886億印尼盾（約2千萬美元或約1.562億港元），而Indolakto截至二零零七年十二月三十一日止財政年度之除稅及非經常項目前及除稅及非經常項目後純利分別為2,335億印尼盾（約2.55千萬美元及約1.988億港元）及1,601億印尼盾（約1.75千萬美元及約1.363億港元），而Indolakto截至二零零六年十二月三十一日止財政年度之除稅及非經常項目前及除稅及非經常項目後純利分別為981億印尼盾（約1.07千萬美元及約8.36千萬港元）及691億印尼盾（約7.6百萬美元及約5.89千萬港元）。

經作出一切合理查詢後，就董事所知、所悉及所信，Pastilla及其各最終實益擁有人均為獨立於本公司及其關連人士的第三方。

謹請　閣下細閱本通函附錄的資料。

此致

本公司列位股東　台照（僅供參考）

承董事會命
第一太平有限公司
常務董事兼行政總監
彭澤仁

二零零八年十月十五日

進行交易之理由

有關建議收購事項之商業理由茲概述如下：

(a) 由於印尼的人均奶品消費額相較隣近國家而言仍屬偏低，故此，投資於印尼牛奶及乳製品行業乃一個甚具吸引力之建議。隨着印尼的人民逐漸認識到奶品有益健康，故此當地的奶品消費額在近五年來亦隨之而穩步上升；

(b) 建議收購事項將會有助本集團擴充業務及把食品業務多元化發展以至加入牛奶及乳製品業務；

(c) Indolakto在牛奶及乳製品業界之中佔有舉足輕重的地位，其著名的消費品牌已深入人心，所提供之產品亦種類繁多。建議收購事項將有利本集團即時進入印尼的牛奶及乳製品行業，並具有一定的市場佔有率；

(d) 建議收購事項將會透過加入早已在印尼建立品牌並具有一定市場佔有率的各類產品，強化本集團旗下的消費品牌集團地位；及

(e) Indofood之一間分銷附屬公司一直均有在印尼境內各地分銷Indolakto之奶類製品。本集團對有關產品及其市場狀況有深厚認識，因此，本集團將會處於有利地位，進一步發展Indolakto之業務，此舉將會提升本集團之價值及股東之利益。

根據現時所得之財務及其他資料並計入上文所載述之商業理由，董事認為建議收購事項符合本公司股東之利益。因此，Indofood已訂立該協議，惟須待該協議所載之先決條件(其中包括Indofood在可行情況下儘快召開股東大會，並在大會上獲得其股東作出有關批准)獲履行後方可作實。

誠如本公司於二零零八年九月二十四日刊發之公告所述，本公司已委聘里昂證券資本市場有限公司為財務顧問，以審閱建議收購事項之條款，藉以確認董事之見解，即建議收購事項乃符合本公司股東之利益，及確定有關條款乃屬公平合理。本公司將於有關審閱完成後，在二零零八年十月二十二日或之前另行刊發有關董事意見之公告。

上市規則之含義

根據上市規則，建議收購事項構成本公司之一項須予披露之交易。

本公司於二零零八年九月二十四日宣佈，由本公司擁有50.1%權益之附屬公司Indofood已經於二零零八年九月二十二日與Pastilla簽署一項有條件買賣協議，旨在收購其於Drayton之100%擁有權，包括其向Drayton提供之1.005億美元(約7.839億港元)之股東貸款。Drayton則擁有Indolakto約68.57%之實際權益。

建議收購事項之作價

建議收購事項之作價乃根據自願買方與自願賣方進行交易之基準，經由訂約雙方公平磋商，並參考(其中包括)可資比較的市盈率、Indolakto的資產淨值及業務前景後，釐定為3.5億美元(約27.3億港元)，並須根據下列條款支付：

(a) 作價之15%(即5.25千萬美元(約4.095億港元))在簽署該協議時支付；及

(b) 餘款(即2.975億美元(約23.205億港元))在完成日期(即建議收購事項之所有先決條件獲履行之後第七個營業日)全數支付。

建議收購事項將會由Indofood以內部現金及銀行借款提供所需資金。

建議收購事項之完成及先決條件

預期建議收購事項將於二零零八年十二月完成，並須待若干先決條件獲履行之後，方可作實，其中包括：

(a) 獲得Indofood之股東在股東大會上批准建議收購事項；及

(b) 獲得印尼及新加坡的相關政府機關就落實進行建議收購事項而授予之所需批准(如有)。

建議收購事項之財務影響

建議收購事項完成後，本集團的總資產及負債會於Indofood將Indolakto權益綜合入賬後增加，而增幅須受所收購Indolakto的可識別資產及所承擔的負債及或然負債的公平值評估所限制。此外，基於Indolakto的營業紀錄、盈利能力及客戶基礎，建議收購事項預期對本集團日後的盈利有正面的影響。

FIRST PACIFIC COMPANY LIMITED
第一太平有限公司

(根據百慕達法例註冊成立之有限公司)

網址：http://www.firstpacco.com

(股份代號：00142)

主席：
林逢生

執行董事：
彭澤仁*(常務董事兼行政總監)*
唐勵治
黎高臣

非執行董事：
Albert F. del Rosario大使
林文鏡
林宏修
Ibrahim Risjad
謝宗宣
Napoleon L. Nazareno

獨立非執行董事：
Graham L. Pickles
陳坤耀教授，*金紫荊星章、CBE、太平紳士*
鄧永鏘爵士，*KBE*

香港總辦事處：
香港
中環
康樂廣場八號
交易廣場第二座
二十四樓

註冊辦事處：
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

敬啟者：

須予披露之交易

透過由PT INDOFOOD SUKSES MAKMUR TBK 收購DRAYTON PTE. LTD 而收購PT INDOLAKTO之主要權益

引言

謹請參閱本公司於二零零八年九月二十四日刊發的公告及分別於二零零八年八月二十五日及二零零八年九月二十三日刊發的海外監管公告，內容有關建議收購事項的須予披露之交易。本通函旨在向　閣下提供有關建議收購事項的其他資料。

「建議收購事項」	指	建議透過由Indofood收購Drayton而收購Indolakto之主要權益；
「印尼盾」	指	印尼法定貨幣印尼盾；
「證券及期貨條例」	指	香港法例第571章證券及期貨條例；
「聯交所」	指	香港聯合交易所有限公司；及
「美元」	指	美國法定貨幣。

除另有指明外，所引述貨幣價值之換算為概約數值，匯率為1.00美元兑7.8港元兑9,320印尼盾。百分比及以十億元及百萬元顯示的數額均已約整。

在本通函內，除另有定義或文義另有所指外，下列詞語具有以下涵義：

「該協議」	指	Indofood與Pastilla於二零零八年九月二十二日訂立之有條件買賣協議；
「本公司」或「第一太平」	指	第一太平有限公司，於百慕達註冊成立之有限公司，其股份於聯交所上市；
「董事」	指	本公司之董事；
「Drayton」	指	Drayton Pte. Ltd.，於二零零八年六月在新加坡正式成立之公司，其主要業務為投資控股；
「本集團」	指	本公司及／或其不時之附屬公司；
「港元」	指	香港法定貨幣；
「香港」	指	中華人民共和國香港特別行政區；
「Indofood」	指	PT Indofood Sukses Makmur Tbk，於印尼註冊成立之公司，其股份於印尼交易所上市，為本公司擁有50.1%權益之附屬公司；
「Indolakto」	指	PT Indolakto，於一九九二年在印尼成立之公司，其股份於印尼交易所上市，一直以來為印尼的加工奶品及相關奶類產品的主要生產商，生產一系列的奶類產品（甜味煉奶、奶粉、液體奶）、牛油及雪糕等。Indolakto旗下之品牌包括Indomilk、Cap Enaak、Tiga Sapi、Orchid Butter及Indoeskrim；
「最後可行日期」	指	二零零八年十月十三日，即本通函付印前確定其所載若干資料的最後可行日期；
「上市規則」	指	聯交所證券上市規則；
「標準守則」	指	上市發行人董事進行證券交易的標準守則；
「Pastilla」	指	Pastilla Investment Limited乃一間在英屬維爾京群島註冊成立之投資控股公司；

目　錄

此乃要件　請即處理

閣下如對本通函任何方面**有任何疑問**，應諮詢　閣下之持牌證券商、其他持牌法團、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下之第一太平有限公司股份全部**出售或轉讓**，應立即將本通函送交買主或承讓人或經手買賣或轉讓之銀行、持牌證券商或其他代理商，以便轉交買主或承讓人。

FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED
第一太平有限公司

(根據百慕達法例註冊成立之有限公司)

網址：http://www.firstpacco.com

(股份代號：00142)

須予披露之交易

透過由PT INDOFOOD SUKSES MAKMUR TBK
收購DRAYTON PTE. LTD
而收購PT INDOLAKTO之主要權益

END

二零零八年十月十五日